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Inventing the Carbon-Free Future™ with Power At Any Altitude®

Our patented fuel cells and electrolysis hydrogen generating technology provide carbon-free power and energy for extreme operating environments – whether it's powering a space mission or a submarine at the bottom of the ocean. We generated nearly $9 million in revenue in 2022.

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Form C | Offering Circular

$818
Min. Investment

$8.00
Share Price


$3 trillion
by 2030
Source: environmentalleader.com/2020/08/report-3-4-trillion-to-be-invested-globally-in-renewable-energy-by-2030/

- Two of the hottest markets, commercial space and green renewable energy, in a single investment
- **Not a startup** – 20+ years of experience with major government and commercial customers, demonstrating profitability and top line growth
- Inflection point reached in 2022 beginning transition from R&D to production with commercial contracts

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investment

profitability and top line growth

Schlumberger · NAVY LEAGUE · NASA · NAWC · NUWC · ONR · U.S. AIR FORCE

Problem & Solution

We Deliver
Power At Any Altitude

To produce power in extreme operating environments like space or underwater, systems need to be rugged, powerful, lightweight and air/gravity independent. Our patented Advanced Product Water Removal, APWR, fuel cell systems are designed for that, which is why blue-chip partners, such as NASA and the US NAVY have partnered with us.

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What Sets Our Next-Gen Fuel Cells Apart?

- Patented
- AS9100 Qualified
- Rugged Architecture
- Gravity/Air-Independent
- Long-Lasting Power

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Problem & Solution

Effective Renewable Energy Storage

Regenerative Fuel Cells: Combining Infinity®'s APWR fuel cells and high pressure electrolyzers for cost and mission-effective, renewable energy storage

In response to the evolving industry demands for energy security, it has become imperative to ensure the availability of renewable energy during emergencies and periods of low renewable energy production. Existing solutions, like batteries, are limited in meeting many such critical requirements when large amounts of energy need to be stored. Infinity®, is revolutionizing the industry combining its state-of-the-art modular electrolyzers and fuel cell technology. Through these cutting-edge innovations, Infinity® aims to make intermittent renewables dispatchable providing carbon-free energy and off-grid solutions to accelerate today's rapidly evolving green hydrogen economy.

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Problem & Solution

Bringing NASA Technology Down To Earth

With our successful track record developing fuel cell technology for the most extreme operating environments, we are now positioned to use the same technology to solve problems at home – deploying our systems in "Hard to decarbonize" industries such as aviation, marine, heavy-duty mobility and the broader green hydrogen economy.

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Traction

We've Won Over $50M **In Grants And Contracts**

Our solutions have proven successful in real-world applications – addressing some of the most significant challenges across various industries. Now we're ready to scale up and commercialize our technology.

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In 2020, Infinity began working with NASA to develop fuel cells for a lunar Regenerative Fuel Cell power system.
01:46

Fuel Cells have been an integral part of manned spaceflight

Since the 1960s, fuel cells have been an integral component behind manned spaceflight and now we are part of that tradition. As a testament to our technological advancements and robust designs, our fuel cells recently demonstrated successful operation aboard recent Blue Origin New Shepard flight, NS-23, under a NASA sponsored Tipping Point program. Additionally, in collaboration with NASA, we are actively developing energy solutions for upcoming lunar missions and crewed space ventures.

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Utilizing Our Tech: Navy and Commercial Underwater Applications

The Navy and commercial customers both require reliable power and energy sources for extended unmanned underwater vehicle (UUVs) operation. Traditional battery systems are limited in duration and/or range. Infinity®'s hydrogen-oxygen fuel cells, coupled with effective reactant storage, present an attractive solution capable of powering UUVs for up to 70 days. For commercial customers this can mean major cost savings by elimination of expensive tender surface support ships and crews. For the Navy this means enhanced mission effectiveness. Compact and quiet, our complete fuel cell systems are optimized to meet the Navy's and commercial needs for quiet, reliable, long duration missions.

Our Fuel Cells Can Power A UUV For Up To **70 Days.**



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$2M
$6M
$9M
2020
2021
2022

Our Revenue has been growing each year

Past results are no guarantee of the future but we've been growing our revenue year over year and we're only getting started.

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Market Opportunity

Our Markets Are Projected To Reach ~$19.4B Over The Next 10 Years

All Infinity® products share a common core architecture, addressing the needs of several multi-billion-dollar markets across space power, aerospace, marine, heavy-duty mobility, and the green hydrogen economy. Based on projected market growth by 2030, the resulting opportunity encompasses an ~$19.4B TAM[1] across all industries.


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28.7% CAGR
Global Aircraft Fuel Cells Market to Reach $2.7 Billion by 2030
$2.7B
$357.1M
2022
2030
620%
Projected Growth in the Green Hydrogen Market
$7.2B
$1B
2021
2030
216%
Projected Growth in UUV (TAM)
$9.5B
$3B
2021
2030


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Cumulative production capacity, Millions of Tons per year.
38
Jan 23
May 22
EoY 21
EoY 20
EoY 19
2020
21
22
23
24
25
26
27
28
29
2030
Low-carbon hydrogen
Announced
Planning
Committed
Renewable hydrogen
Announced
Planning
Committed
Source: Project & Investment tracker, as of Jan 31,2023



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Join As We Transition From Research To Commerce:
In 2022 we reached an inflection point with our first major commercial production contracts for space and underwater missions.
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Team

Inventing The Carbon-Free Future

Our seasoned leadership team embodies deep industry expertise and technological know-how. Importantly, past and current members of our team have been involved in every space flight fuel cell program since Project Gemini in the 1960's through today.



William F. Smith

President and CEO

- 30+ years experience UTC/Proton
- Co-founder Proton Energy systems



Robert Byron

VP- Engineering

- 25+ years experienceelectrochemical stacks and systems



Bill Davis

CFO

- Over 30 years experience working in many different industries.

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William F. Smith

President and CEO

- 30+ years experience UTC/Proton
- Co-founder Proton Energy systems
- Proton: VP Business Development
- NASDAQ IPO 2000
- Founder of Infinity
- UCONN- Physics
- UMASS MBA
- 12 Patents

Robert Byron

VP- Engineering

- 25+ years experienceelectrochemical stacks and systems
- UTC Power managing Space Shuttle fuel cell program
- Product manager for 400 kW fuel cell systems
- First Solar as the Director of Product Management
- NASA JSC Shuttle fuel cell system support
- Proton Energy Systems
- BSME U of A.
- 7 US patents

Bill Davis

CFO

- Over 30 years experience working in many different industries.
- General Accounting
- Financial Reporting
- Budgeting and Project Management
- HR program manager



Rick Mullins

Director, Business Development

- 38 years experience inmanufacturing andtechnology
- 7 years and UnitedTechnologies in space and navy-



John Fayer

Director of Engineering

- 10+ years fuel cell experience at Infinity
- Design and Test Engineer lead engineer for designing



Max Aranow

Lead AMPES Engineer

- M.S. in management in engineering from University of Connecticut

Rick Mullins

Director, Business Development

- 38 years experience inmanufacturing andtechnology
- 7 years and UnitedTechnologies in space and navy-related programs
- 23 years leading aUniversity-based innovation center
- BS in Industrial Tech. &MS Organization & Mgmt.from Central ConnecticutState University

John Fayer

Director of Engineering

- 10+ years fuel cell experience at Infinity
- Design and Test Engineer lead engineer for designing and testing fuel cell components, stacks, systems
- BS in Mechanical Engineering from the University of Connecticut

Max Aranow

Lead AMPES Engineer

- M.S. in management in engineering from University of Connecticut
- Lead engineer at Infinity® on Office of Naval Research UUV project
- Received certificate of appreciation from NASA for work on the AMPES tipping-point project



Karen Murdoch

Senior Systems Engineer

- Systems Consultant
- 25+ years experience
- UTC Hamilton Standard
- UTC Power
- Air Products and Chemicals



Moeiz Nasir

IT manager

- IT Manager
- B.S., Network Information Technology, Central Connecticut State College
- Responsible for cybersecurity compliance at Infinity
- Skills include active directory, network routing, systems



Christopher Smith

Corporate Counsel

- Expert in Contract and Administrative Law
- B.A., Economics, University of Connecticut
- J.D., Western New England University
- Also routinely handles Trademark, IP, Development, and Compliance activities for Infinity®

- Systems Consultant
- 25+ years experience
- UTC Hamilton Standard
- UTC Power
- Air Products and Chemicals
- Principal Investigator for multiple
- UTC/NASA ELSS programs
- BS Chem E RPI
- MBA RPI

- IT Manager
- B.S., Network Information Technology, Central Connecticut State College
- Responsible for cybersecurity compliance at Infinity
- Skills include active directory, network routing, systems management and capabilities across multiple platforms

- Expert in Contract and Administrative Law
- B.A., Economics, University of Connecticut
- J.D., Western New England University
- Also routinely handles Trademark, IP, Development, and Compliance activities for Infinity®



Inessa Pidvysotski

Global Strategy Lead

- CEO, Cambridge Business Advisors
- MBA from MIT Sloan School of Management
- PMP and Six Sigma certifications
- 20+ yerars of corporate finance and management experience

Faq

Frequently Asked Questions

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

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Faq

Frequently Asked Questions

Why invest in startups?

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

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Faq

Frequently Asked Questions

Why invest in startups?

How much can I invest?

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

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Faq

Frequently Asked Questions

Why invest in startups?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

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Faq

Frequently Asked Questions

Why invest in startups?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

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Why invest in startups?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

Can I sell my shares?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

The Common Stock (the "Shares") of Infinity Fuel Cell and Hydrogen, Inc. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

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Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

ir@infinityfuel.com

When will I get my investment back?

Can I sell my shares?

Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?

When will I get my investment back?

Can I sell my shares?

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?

When will I get my investment back?

Can I sell my shares?

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?

When will I get my investment back?

Can I sell my shares?

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: ir@infinityfuel.com.

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?

Can I sell my shares?

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Can I sell my shares?

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.


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[1] https://www.researchandmarkets.com/reports/5139406/aircraft-fuel-cells-global-strategic-business

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.